HANSEN MEDICAL, INC.

800 EAST MIDDLEFIELD ROAD

MOUNTAIN VIEW, CALIFORNIA 94043

TELEPHONE: (650) 404-5800    FACSIMILE: (650) 404-5901

June 11, 2009

VIA EDGAR AND FAX (202) 813-6985

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Angela Crane

Re:	Hansen Medical, Inc.
Form 10-K for the year ended December 31, 2008
Filed March 16, 2009
File No. 001-33151

Dear Ms. Crane:

This letter responds to the comments set forth in your letter to Hansen Medical, Inc. (the “Company” or “we”) dated May 29, 2009 regarding the Company’s Form 10-K for the year ended December 31, 2008 (the “2008 Form 10-K”). For your convenience, we have repeated and numbered the comments from your May 29 letter in italicized print, and our responses are provided below each comment.

Form 10-K for the year ended December 31, 2008

Government Regulation, page 22

U.S. Food and Drug Administration Regulation, page 23

1.	We note on page 25 that you are required to file a report to the FDA whenever you receive or become aware of information that reasonably suggests that a device marketed by you “may have caused or contributed to a death or serious injury” or has malfunctioned and, if the malfunction were to recur, likely would cause or contribute to a death or serious injury. We also note that you filed 16 such reports as of December 31, 2008. Please explain to us the facts and the circumstances behind these reports and how you account for any contingent liabilities associated with your products. If it is at least reasonably possible that any unaccrued amount related to any contingency (if negatively resolved) could have a material negative impact on your financial statements, the notes to the financial statements must either disclose the range of possible loss or indicate no such estimate can be made. Refer to paragraph 10 of Statement 5. Please revise future filings to address the concerns outlined in our comment.

Securities and Exchange Commission

June 11, 2009

RESPONSE TO COMMENT 1:

As disclosed on page 25 of our 2008 Form 10-K, “The Medical Device Reporting regulation (21 CFR 803), or MDR regulation, requires device manufacturers and U.S.-designated agents of foreign manufacturers to report to the FDA whenever they receive or become aware of information that reasonably suggests that a device marketed by the manufacturer ‘may have caused or contributed to a death or serious injury’ or has malfunctioned and, if the malfunction were to recur, likely would cause or contribute to a death or serious injury (21 CFR 803.50(a)).”

Of the 16 MDRs submitted to the FDA by us as of December 31, 2008, 2 MDRs related to malfunctions of our devices where no injury occurred, 13 MDRs related to circumstances where our device was used in a procedure where serious injury occurred but no malfunction of our devices was reported and 1 MDR related to a circumstance where our device was used in a procedure during which the patient died but no malfunction of our device was reported. There have been no asserted or unasserted claims which are deemed to be probable of assertion against us associated with any of these incidents.

Statement of Financial Accounting Standards No. 5, Accounting for Contingencies, states that an estimated loss from a contingency shall be accrued if the contingency is probable and can be reasonably estimated (paragraph 8). Further, if an accrual is not necessary, “disclosure of the contingency shall be made when there is at least a reasonable possibility that a loss or an additional loss may have been incurred” (paragraph 10).

We periodically review any possible contingencies to determine whether an accrual or the disclosure of a reasonably possible contingency needs to be made. To date, based on our understanding of the events which have led to the submitting of MDRs, their likely outcomes and the ability of our insurance coverage to cover possible costs, we have determined that none of the events requires accrual or disclosure. We will continue to review these events in the future and make disclosures or accruals as necessary.

Financial Statements, page 76

Consolidated Balance Sheets, page 78

2.	We note disclosures on page 97 that indicate you reclassified the remaining unamortized balance in deferred stock-based compensation to additional paid-in capital at the adoption of SFAS 123(R), which is consistent with Paragraph 74 of SFAS 123(R). Yet, we see you still present deferred stock-based compensation as contra-equity accounts in your December 31, 2007 and 2008 balance sheets. Specifically tell us why you believe a contra equity account for unearned compensation resulting from the issuance of equity instruments is permitted under U.S. GAAP.

Securities and Exchange Commission

June 11, 2009

RESPONSE TO COMMENT 2:

Prior to our adoption of SFAS 123(R) on January 1, 2006, we accounted for stock-based compensation using the minimum value method of measuring equity share options in accordance with APB Opinion No. 25, as disclosed on pages 78 and 88 in our Form 10-K for the year ended December 31, 2007. We became a public company in connection with our initial public offering in November 2006. Paragraph 83 of SFAS 123(R) states:

Nonpublic entities, including those that become public entities after June 15, 2005, that used the minimum value method of measuring equity share options and similar instruments for either recognition or pro forma disclosure purposes under Statement 123 shall apply this Statement prospectively to new awards and to awards modified, repurchased, or cancelled after the required effective date. Those entities shall continue to account for any portion of awards outstanding at the date of initial application using the accounting principles originally applied to those awards (either the minimum value method under Statement 123 or the provisions of Opinion 25 and its related interpretive guidance).

Paragraph 74 of SFAS 123(R) provides guidance for elimination of deferred stock-based compensation (contra-equity accounts) for awards whose compensation cost was calculated based on a grant-date fair value either for recognition purposes or for pro forma disclosures under SFAS 123. Paragraph 74 of SFAS 123(R) states, in part:

As of the required effective date, all public entities and those nonpublic entities that used the fair-value-based method for either recognition or disclosure under Statement 123, including such nonpublic entities that become public entities after June 15, 2005, shall adopt this Statement using a modified version of prospective application (modified prospective application). … The compensation cost for that portion of awards shall be based on the grant-date fair value of those awards as calculated for either recognition or pro forma disclosures under Statement 123….

The deferred stock-based compensation on our balance sheet pertains to awards granted prior to our adoption of SFAS 123(R) on January 1, 2006 and to our initial public offering in November 2006 and whose compensation cost was calculated using the minimum value method, not the grant-date fair value method, for pro forma disclosure purposes under SFAS 123. As such, we have accounted for stock-based compensation for these awards in accordance with paragraphs 74 and 83 of SFAS 123(R), which require entities that used the minimum value method of measuring equity share options and similar instruments to continue to account for any portion of awards outstanding at the date of initial application using the original accounting principles applied to those awards. Those awards were originally accounted for under APB Opinion No. 25 and its interpretations and, accordingly, we have continued to present deferred stock-based compensation for those awards as a contra-equity line in our balance sheet.

Securities and Exchange Commission

June 11, 2009

Investments and Fair Value Measurements, page 89

Fair Value Measurements, page 89

3.	We note that you valued approximately $11,842,000 of Corporate Debt Securities based on Level 2 inputs. Please address the following.

•

Describe to us in detail what type of level 2 inputs (such as, but not limited to, assumptions and methodologies) were used to determine the fair value of these investments and how you validated the methodologies and assumptions used.

•

We see you classified $5,096,000 out of a total of $11,842,000 Corporate Debt Securities at December 31, 2008 as cash equivalents. As you know, cash equivalents are short term, highly liquid investments that are both readily convertible to known amounts of cash and so near their maturity that they present insignificant risk of changes in value because of changes in interest rates. Generally, only investments with original maturities of three months or less qualify under that definition. Refer to paragraph 8 of SFAS 95. If these securities are highly liquid investments and mature within three months of the balance sheet date, then please explain to us why you were not able to obtain the fair value based on Level 1 inputs.

In order to help the readers of your financial statements, please revise your disclosure in future filings to address the issues outlined in our comment.

RESPONSE TO COMMENT 3:

SFAS 157, Fair Value Measurements, defines Level 1 inputs as “quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.” Level 2 inputs are defined as “inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.”

Our Corporate Debt Securities, which were valued using Level 2 inputs, consist of commercial paper and corporate notes. For these securities, our investment manager has the ability to access quotes for similar assets and groups of assets at the measurement date, but not for the identical asset. As such, these inputs cannot be considered Level 1 inputs under the guidance provided by SFAS 157; however, they do represent observable inputs as defined in paragraph 28 of SFAS 157.

Securities and Exchange Commission

June 11, 2009

The fair value of these securities was initially determined by our investment manager using the quoted value of securities and groups of securities with similar terms, interest rates and company ratings. We verified these fair values by instructing our investment manager to request bids for a sample of our outstanding securities on the first business day following the end of the period and comparing the bids received to our initial determination of fair value. The bids received in all cases approximated the initial determination of the fair value of the securities by our investment manager to within an immaterial difference. Based on these inputs, we concluded that the initial determination of fair value was reasonable.

Corporate debt securities classified as cash equivalents at December 31, 2008 consist of commercial paper with original maturities of three months or less. These securities are highly liquid, but, as noted above, our investment manager is unable to access the pricing for identical securities at the measurement date. Our investment manager is, however, able to obtain quotes for securities with similar terms, interest rates and company ratings and price our securities using matrix pricing. These quotes, though usually highly accurate, are for similar assets with similar characteristics but are not for identical assets. As such, these inputs cannot be considered Level 1 inputs, although we consider the liquidity of these investments and their short term to be consistent with their classification as cash equivalents according the definition in paragraph 8 of SFAS 95. Due to their short maturity, all of these securities had matured and settled prior to the filing of our 2008 Form 10-K.

We will revise our disclosures in future filings to clarify the issues addressed above.

Asset Purchase, page 91

AorTx, Inc., page 91

4.	We see that in November 2007 you acquired AorTx. Inc. and accounted the transaction as an asset acquisition. We also see that you allocated approximately $11,350,000 of the purchase price to acquired in-process research and development. Please address the following:

•

You disclosed that “As technological feasibility of the acquired in-process research and development had not been reached at the time of acquisition and the technology had only limited alternative future uses, the amount allocated to purchased research and development was charged to the statement of operations”. We also noted disclosures that “Since the acquisition, the research and development positions focused on developing the AorTx valve technology have been eliminated and (the Company) plans to pursue the application of robotics to structural heart procedures, but does not expect that the technologies acquired from AorTx will form a material, or any, part of that strategy.” Since you wrote-off a significant amount of the assets you purchased in the acquisition, please explain to us in detail and revise future filings to disclose why you acquired AorTx. Inc. (i.e.—the business purpose of the transaction).

Securities and Exchange Commission

June 11, 2009

•

We see you also disclosed “Under the terms of the AorTx acquisition, the Company must decide by May 15, 2009 whether to make a $5 million payment to the former AorTx stockholders or license the acquired AorTx technologies back to an entity formed by the former AorTx stockholders.” Given your intentions for the AorTx business (as described above), tell us and revise future filings to disclose the reason for any future payments. In future filings, consider the need to disclose matters associated with known or expected payments to former AorTx stockholders in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

RESPONSE TO COMMENT 4:

We acquired AorTx with the expectation that it would facilitate our entry into the market for the treatment of structural heart disease and would provide a new application for our Sensei system beyond its initial application in the electrophysiology market. We summarized these expectations for the AorTx acquisition on pages 2 and 55 of our Form 10-K for the year ended December 31, 2007 stating, “We believe that the intellectual property we acquired in [the AorTx] acquisition will facilitate the expansion of our Sensei system into the developing market for percutaneous aortic heart valve replacement.” Earlier, at the time of announcing the acquisition, our CEO was quoted in a press release that was included as an exhibit to our Form 8-K filed on November 2, 2007, “It has been a core element of our business strategy to address not only the electrophysiology market, but expand the platform architecture of our Sensei system into applications such as structural heart disease including percutaneous valve replacement. This [AorTx] acquisition represents another step in a planned accumulation of intellectual property and novel technology to position Hansen Medical for entry into the emerging market for the treatment of structural heart disease.”

Since the filing of our 2008 Form 10-K, on pages 20 and 32 of our Form 10-Q for the quarter ended March 31, 2009, we stated, “Pursuant to the terms of the AorTx acquisition, we have given notice to the former AorTx stockholders of our election to license the acquired AorTx technologies back to an entity formed by the former AorTx stockholders rather than be required to make a $5 million payment to the former AorTx stockholders on May 15, 2009.” As stated in the same Form 10-Q on page 20, “Our agreement to acquire AorTx includes possible future payments of up to $30.0 million payable upon achievement of regulatory clearances and revenue and partnering milestones.” Since we do not expect that the technologies acquired from AorTx will form a material, or any, part of our strategy to pursue the application of robotics to structural heart procedures, we currently do not expect to make future payments to the former stockholders of AorTx unless we reach an agreement with a development partner for the AorTx technology. We would not expect to enter into any such partnering agreement unless the proceeds from such agreement exceeded our payment obligations to the former AorTx stockholders resulting from such an agreement. Should future payments be made to the former AorTx stockholders, we will address the reason for such payments in our future filings. In addition, in future filings, we will consider the need to disclose matters associated with known or expected payments to former AorTx stockholders in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Securities and Exchange Commission

June 11, 2009

Item 11. Executive Compensation, page 105

5.	We note your disclosure under “Objectives of Hansen Medical’s Compensation Program” that you have incorporated by reference from page 29 of your proxy statement of a “competitive total compensation package.” In future filings, please specify what you mean by the phrase. For example, do you intend the compensation to be average for your industry? How do you define your industry?

RESPONSE TO COMMENT 5:

We acknowledge the Staff’s comment and will address it appropriately in future filings.

6.	We note your disclosure on page 31 under “Base Salary” that you refer to factors such as “the scope of their responsibilities,” “knowledge,” “skills” and “performance” in determining the base salary of your named executive officers. In future filings, please describe specifically how these factors were used to make compensation decisions during the applicable periods. If compensation decisions were instead based on the subjective discretion of the compensation committee, please say so clearly and directly without implying that objective factors were used.

RESPONSE TO COMMENT 6:

We acknowledge the Staff’s comment and will address it appropriately in future filings.

* * * * *

In addition, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the 2008 Form 10-K;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the 2008 Form 10-K; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

June 11, 2009

Please do not hesitate to contact me at (650) 404-5820 if you have any questions or would like additional information regarding these matters.

Very truly yours,

HANSEN MEDICAL, INC.

By:	/s/ STEVEN M. VAN DICK
Steven M. Van Dick,
Chief Financial Officer

cc:	Andri Boerman
Jay Webb
Tom Jones
Jay Mumford